Exhibit 99.2

JinkoSolar Announces up to US$100 Million Share Repurchase Program

SHANGHAI, March 12, 2020 -- JinkoSolar Holding Co., Ltd. (the "Company," or "JinkoSolar") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its Board of Directors approved a share repurchase program on March 12, 2020, which authorizes the Company to repurchase up to US$100 million of its ordinary shares represented by American depositary shares ("ADSs") within twelve months. Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as JinkoSolar's insider trading policy. JinkoSolar plans to use its existing funds to fund repurchases made under the share repurchase program.

Mr. Kangping Chen, Chief Executive Officer of JinkoSolar, commented, "This share repurchase program authorized by the Board of Directors reflects our confidence in our future growth prospects. We are convinced that our technological transformation, industry-leading cost structure and expanding mono capacity have ideally positioned us to benefit from the enormous growth opportunities this sector continues to generate."

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes it solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 11.5 GW for mono wafers, 10.6 GW for solar cells, and 16 GW for solar modules, as of December 31, 2019.

JinkoSolar has over 15,000 employees across its 7 production facilities globally, 15 overseas subsidiaries in Japan, Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, and United Emirates, and global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama, and Argentina.

To find out more, please see: www.jinkosolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China

Ms. Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5900 2940

Email: carnell@christensenIR.com

In the US

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com